Exhibit 99.6

KPMG LLP	Telephone	(416) 777-8500
Chartered Professional Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	www.kpmg.ca
Suite 4600 333 Bay Street
Toronto, ON M5H 2S5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Bank of Nova Scotia (the Bank)

We, KPMG LLP, consent to the inclusion in this annual report on Form 40-F of:

i)

our report of independent registered public accounting firm dated December 1, 2020 to the Shareholders of the Bank on the consolidated financial statements of the Bank, which comprise the consolidated statements of financial position as at October 31, 2020 and October 31, 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes; and

ii)

our report of independent registered public accounting firm dated December 1, 2020 to the Shareholders of the Bank on the effectiveness of internal control over financial reporting as of October 31, 2020;

each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2020.

We, KPMG LLP, also consent to the incorporation by reference of such reports in the Registration Statement – Form F-3 – File No. 333-228614 and the Registration Statement – Form S-8 – File No. 333-199099 of the Bank.

Chartered Professional Accountants, Licensed Public Accountants

December 1, 2020

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a

member firm of the KPMG network of independent member

firms affiliated with KPMG International Cooperative (“KPMG

International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.